Exhibit 4.11

DATED                                                         2003

BARCLAYS BANK PLC (1)

- and -

NAGUIB KHERAJ (2)

CONTRACT OF EMPLOYMENT

(22.12.03)

This Agreement is made the     day of                 2003

BETWEEN:

(1)	BARCLAYS BANK PLC (a company registered in England and Wales under no. 1026167) whose registered office is at 54 Lombard Street, London EC3P 3AH (“Barclays”) and;

(2)	Naguib Kheraj of 7 Chester Square, London, SW1W 9HH (“the Executive”).

WHEREAS:

The Executive has been employed by Barclays as Chief Executive, Barclays Private Clients and the parties wish his employment to continue on the terms and conditions set out in this Agreement in substitution for any previous agreement or arrangement.

IT IS HEREBY AGREED:

1.	DEFINITIONS

1.1	In this Agreement :

“Associated Company” means any company which for the time being is:

(i)	a holding company (as defined by Section 736 of the Companies Act 1985) of Barclays;

(ii)	a subsidiary (as defined by Section 736 of the Companies Act 1985) of Barclays or of its holding company;

(iii)	a company over which Barclays has control within the meaning of Section 840 of the Income and Corporation Taxes Act 1988; or

(iv)	a subsidiary undertaking of Barclays as defined by Section 258 of the Companies Act 1985.

“Barclays Group” means Barclays and any Associated Company and “member of the Barclays Group” shall be construed accordingly;

“Board” means the Board of Directors of Barclays and any duly appointed committee of the Board.

1.2	References to any statute includes any modification or re-enactment of it.

2.	APPOINTMENT AND TERM

2.1	This Agreement shall take effect and the Executive shall commence his employment on 1 January 2004 (“the Effective Date”).

2.2	From the Effective Date Barclays shall continue to employ the Executive and the Executive shall serve Barclays as Group Finance Director or in such other capacity as Barclays reasonably decides from time to time. The Executive shall also be appointed as a director of Barclays PLC and of Barclays Bank PLC, and remain a member of Group Executive Committee. The Executive’s duties as a director of Barclays or any member of the Barclays Group are subject to be Articles of Association of the relevant Company for the time being.

2.3	Subject to clause 14, the Executive’s employment may be terminated on:

2.3.1	12 months’ written notice given at any time by Barclays to the Executive; or

2.3.2	6 months’ written notice given at any time by the Executive to Barclays.

2.4	If not terminated earlier, the Executive’s employment shall terminate automatically when the Executive reaches the age of 60.

3.	DUTIES

3.1	During his employment, the Executive shall:

3.1.1	diligently perform such duties and exercise such powers and functions not inconsistent with the holding of the position of Group Finance Director or being appointed as a director of Barclays PLC and of Barclays Bank PLC and a member of the Executive Committee as may reasonably be assigned to or vested in him from time to time by the Board in relation to any member of the Barclays Group;

3.1.2	faithfully and loyally serve Barclays to the best of his ability and use his utmost endeavours to promote the interests of the Barclays Group to the best of his ability and to this end during working hours devote his time and attention, exclusively to his duties under this Agreement;

3.1.3	comply with all reasonable requests, instructions and regulations given by the Board or anyone authorised by it and promptly provide such explanations, information and assistance as to his activities in the business of the Barclays Group as they may reasonably require;

3.1.4	neither engage in any activities which would detract from the proper performance of his duties under this Agreement, nor (without the prior written consent of the Board, such consent not to be unreasonably withheld) in any capacity including as director, shareholder, principal, consultant, agent, partner or employee engage or be concerned or interested directly or indirectly in any other trade, business or occupation whatsoever. This clause shall not prevent the Executive holding shares for investment purposes only of securities, which do not exceed five per cent (5%) in nominal value of the share capital or stock of any class of any company quoted on a recognised stock exchange.

3.2	Notwithstanding the provisions of clause 3.1, Barclays shall:

3.2.1	be entitled during any period when the Executive is prevented by illness, accident or other incapacity from properly performing his duties or when the Executive is suspended pursuant to 3.2.2 or 3.3 below to appoint another person or persons to act jointly with the Executive so long as such circumstances prevail;

3.2.2	have the right to require the Executive at any time to carry out such special projects or duties commensurate with his abilities as Barclays shall in its absolute discretion determine; and

3.2.3	have the right to suspend at any time the Executive from the performance of any duties or exclude him from any premises of Barclays to allow it to undertake any investigation including, but not limited to, any investigation under the disciplinary procedure or failure to obtain or hold any regulatory authorisations necessary to fulfil the position held by the Executive, provided that such period of suspension shall be up to 28 days unless it is reasonably necessary to carry out a longer investigation.

3.3	If either party has given notice to terminate the Executive’s employment, Barclays may, in its absolute discretion, at any time require the Executive to cease performing his job and/or not to attend at his place of work for the whole or part of his notice period, (not exceeding six months in aggregate) without affecting the Executive’s obligations to attend and serve Barclays during any part of the notice period at such location(s) as it may reasonably require in accordance with the terms of this Agreement and the Executive’s salary and contractual benefits and eligibility be considered for an award in incentive arrangements will not cease to be affected by reason of Barclays exercise of its powers under this clause. For the avoidance of doubt, during any period of garden leave under this clause, the Executive shall remain bound by the terms and conditions of his employment (except as expressly included in this clause) and, in particular, by his obligations of confidentiality and good faith to Barclays.

3.4	During any period of suspension under clause 3.2.3 or any period of garden leave under clause 3.3, Barclays shall have the right to require the Executive not to speak to or otherwise communicate with any director or employee of any member of the Barclays Group or any person, firm or company who at the date of such suspension or exclusion is a client or customer of any member of the Barclays Group, without the prior consent of the Chairman (not to be unreasonably withheld). It is agreed that this sub-clause shall not apply to non-business communications.

4.	DEALING RULES

4.1	The Executive hereby agrees to be bound by and comply with the Barclays Group Share Dealing Code or with any more stringent dealing rules which Barclays notifies to the Executive are applicable to him.

5.	REMUNERATION AND REIMBURSEMENT OF EXPENSES

5.1	Barclays shall pay the Executive a basic salary at the rate of £500,000 per annum payable in arrears by equal monthly instalments on or by the last day of each month. The Executive’s basic salary is inclusive of any fees to which the Executive may be entitled as a director of any member of the Barclays Group. The Executive’s basic salary shall be reviewed from time to time and may in the sole discretion of the Board be increased following any such review.

5.2	The Executive will be eligible to receive a discretionary bonus award, in respect of each financial year subject to such rules of the bonus scheme as may be from time to time in force and the following conditions:

5.2.1	the amount, structure and form of any bonus award will be determined by Barclays in its sole discretion (which for the avoidance of doubt includes the right to make a nil award) provided such discretion is exercised reasonably and in good faith having regard to the Executive’s status and responsibilities and Barclays Group performance as well individual performance;

5.2.2	any award will only be paid if the Executive is in Barclays employment and not having served notice of termination to Barclays before the time of its payment which will be no later than 31 March following the relevant performance year; and

5.2.3	any award will be paid less deductions of income tax and national insurance contributions, as appropriate.

5.3	Barclays shall reimburse to the Executive all travelling, hotel, entertainment and other expenses properly and reasonably incurred by him in the performance of his duties under this Agreement and properly claimed and vouched for in accordance with Barclays current expense reporting procedure.

6.	SHARE SCHEMES

6.1	The Executive will be considered on an annual basis for participation in the Barclays PLC Incentive Share Option Plan subject to the rules of the plan in force from time to time. Any award by Barclays will be entirely at its discretion provided such discretion is exercised reasonably and in good faith having regard to status, responsibilities and Barclays Group performance as well as his own performance. Barclays reserves the right to withdraw, amend or replace the plan at any time.

7.	PENSIONS PROVISION AND LIFE ASSURANCE

7.1	The Executive will be eligible to join the Afterwork scheme, a cash balance hybrid arrangement which is contracted in to the State Second Pension, with effect from 1 January 2004. The Executive’s membership of and participation in

Afterwork shall be subject to the Trust Deed and Rules of the scheme in force from time to time. The Executive will not receive employer contributions nor be able to make personal contributions to the International Pension Plan from 1 January 2004.

7.2	In addition to Barclays contribution to Afterwork, contributions will be made to a Funded Unapproved Retirement Benefits Scheme (“FURBS”). The total employer contribution to the FURBS (assuming the Executive makes the maximum matching contribution to Afterwork) equates to 11.5% of his salary up to the Inland Revenue Earnings Cap on pensionable salary (the Cap) and 23% of his salary above the Cap. Barclays contributions will be paid to the FURBS after deduction of any tax liability which the Executive may have in respect of Barclays contributions. The Executive’s membership of and participation in the FURBS shall be subject to the Trust Deed and Rules of the scheme in force from time to time.

7.3	In the event of the Executive’s death whilst in the service of Barclays, a lump sum of 4 x Basic Salary is payable, plus a spouse’s pension and children’s pension, subject to Inland Revenue limits and the Trust Deed and Rules of the scheme in force from time to time. If the Executive so elects, Barclays will arrange for him to be covered by insurance which will result in a payment of 4 x Basic Salary regardless of the Inland Revenue limits in the event of his death. In such circumstances, the Executive will be liable for tax on the Insurance Premium for the cover above the Inland Revenue limits. For the purposes of this clause “Basic Salary” shall mean the Executive’s basic salary at the date of his death.

8.	OTHER BENEFITS

8.1	Subject to the rules of the relevant schemes from time to time in force, Barclays will continue to provide the following benefits to the Executive. For the avoidance of doubt, these benefits are provided at the discretion of Barclays and do not create enforceable contract terms under the Contracts

(Rights of Third Parties) Act 1999. Barclays shall have the right to change these arrangements or withdraw the provision of these benefits as it sees fit, and/or give notice to lawfully terminate this Agreement as specified in clause 2.3, provided that, in changing or withdrawing such benefits, the Executive is treated no less favourably compared with the general treatment of the other Barclays executives.

8.1.1	The Executive will be eligible to participate in the Barclays car scheme, which provides the option of a car for personal and business use or a non-pensionable cash alternative, which will be payable subject to income tax and national insurance contributions, as appropriate.

8.1.2	Medical cover will be available through AXA/PPP or any substitute scheme operated by Barclays for its employees. Medical cover may be provided for the Executive’s spouse and dependants at the Executive’s cost through a separate scheme. All cover will cease on the Executive leaving employment whether on retirement, resignation or for any other reason.

9.	HOLIDAYS

9.1	In addition to Bank and Public Holidays, the Executive shall be entitled to 30 working days’ paid holiday during each holiday year, which runs from 1 March to the end of February the following year. The Executive’s holiday dates must be agreed with the Group Chief Executive. Regulation 15(1-4) of the Working Time Regulations 1998 (dates on which leave is taken) do not apply. The Executive may not carry forward any unused part of his holiday entitlement to a subsequent holiday year without the written consent of the Group Chief Executive (such consent not to be unreasonably withheld).

9.2	If the Executive joins or leaves during a holiday year, his holiday entitlement will be recalculated as 2.5 day’s holiday for each completed month worked in the year. If when the Executive is leaving his employment he has taken less holiday than his accrued entitlement, he will be paid salary in lieu of any outstanding holiday entitlement. If when the Executive is leaving he has taken more holiday than his accrued entitlement, he will have to repay to Barclays any salary received in excess of his proportionate holiday entitlement. One day’s holiday pay will be deemed to be 1/260th of his annual basic salary.

10.	INCAPACITY

10.1	If the Executive shall at any time be prevented by illness or accident or other incapacity from properly performing the duties of his employment, he shall report this fact forthwith to the Group Chief Executive (or such other person as may be notified to the Executive from time to time). The Executive shall be required to produce an appropriate doctor’s certificate in respect of any period of absence of more than seven consecutive days. The Executive may be asked to submit to a medical examination as directed by Barclays.

10.2	Subject to the Executive complying with clause 10.1, if as a result of illness or accident or other incapacity the Executive is unable to perform his duties, he will be eligible to receive his basic salary for a period of 26 weeks (whether consecutive or not) in any period of 12 consecutive months. Thereafter Barclays may by notice to the Executive discontinue payment in whole or in part of his salary until such incapacity shall cease or terminate this Agreement. Any payment will be subject to the deduction of any Statutory Sick Pay or social security or other benefits payable to the Executive including any sums recoverable from a third party. The Executive’s qualifying days for Statutory Sick Pay purposes are Monday to Friday. For the avoidance of doubt, Barclays has the right at any time to serve notice to terminate this Agreement under clause 2.3.

11.	INTELLECTUAL PROPERTY

The Executive will promptly disclose to Barclays and keep confidential all inventions, copyright works, designs or technical know-how conceived or made by the Executive alone or with others in the course of his employment. The Executive will hold all such intellectual property in trust for Barclays and will do everything necessary or desirable at Barclays expense to vest the intellectual property fully in Barclays and/or to secure patent or other appropriate forms of protection for the intellectual property. Decisions as to the protection or exploitation of any intellectual property shall be in the absolute discretion of Barclays.

12.	CONFIDENTIAL INFORMATION

12.1	The Executive shall not during his employment (except as necessary for the proper performance of his duties) or at any time after its termination for any reason whatsoever disclose to any person whatsoever or otherwise make use of any confidential or secret information which he has or may have acquired in the course of his employment concerning the business or affairs of any member of the Barclays Group or any of their suppliers or customers.

12.2	Confidential information includes but is not limited to:

12.2.1	corporate and marketing strategy, business development plans, sales reports and research results;

12.2.2	business methods and processes, technical information and know-how relating to the Barclays Group’s business and which is not available to the public generally, including inventions, designs, programmes, techniques, database systems, formulae and ideas;

12.2.3	business contacts, lists or details of customers and suppliers and details of contacts with them, their business or affairs;

12.2.4	information on employees and the terms and conditions of their employment, details of employee benefits, incentive schemes/plans, salary scales, trade union/employee disputes current or anticipated;

12.2.5	information or details of any actual, potential or threatened litigation, legal action, claim, dispute or arbitration against or with any member of the Barclays Group or any director, officer or employee of the Barclays Group in such capacity and any information in respect of provisions for any such action;

12.2.6	budgets, management accounts, trading statements and other financial reports; and

12.2.7	unpublished price sensitive information relating to shares or securities listed or dealt in on any recognised stock exchange.

12.3	The Executive shall at all times comply with any relevant Barclays policies on the security of information and shall use his best endeavours to prevent any unauthorised publication or disclosure of any confidential or secret information.

12.4	The restrictions in this clause 12 shall not apply in respect of information in the public domain (save as a result of default by the Executive) or if such information is required to be produced by a court of law, or by a governmental or regulatory body.

13.	RESTRICTIVE COVENANTS

13.1	The Executive shall not without the prior written consent of the Board (such consent to be withheld only so far as may be reasonably necessary to protect the legitimate interests of the Barclays Group) either on his own behalf or on behalf of any other person, firm or company:

13.1.1	for a period of 6 months from the termination of the Executive’s employment be engaged or interested (whether as a director, shareholder, principal, consultant, agent, partner or employee) in any business within the European Union which is competitive or likely to be competitive with any business of the Barclays Group in the provision of banking or financial services with which he was concerned to a material extent during the period of 12 months prior to the termination of his employment and which is carried on by the Group as at the date the Executive’s employment terminates;

13.1.2	for a period of 12 months from the termination of the Executive’s employment (on his own account or on behalf of any person, firm or company) (directly or indirectly) canvass or solicit business for products or services similar to those being offered by the Barclays Group from any person, firm or company who is or has been a customer of the Barclays Group in the 12 months prior to the termination of the Executive’s employment and with whom he had material dealings in respect of banking facilities or other products or services provided by the Barclays Group during that period;

13.1.3.	for a period of 12 months from the termination of the Executive’s employment (directly or indirectly) induce or attempt to induce or entice away any director, officer or employee of executive status to leave the employment of the Barclays Group and with whom the Executive had material dealings in the 12 months prior to the termination of his employment.

13.2	Each of the restrictions contained in clauses 13.1.1, 13.1.2 and 13.1.3 of this clause are considered by the parties to be reasonable in all the circumstances as at the date of this Agreement. However, the parties agree that if any one or more of such restrictions shall be judged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Barclays Group but if words were deleted or the period was reduced or the range of activities or area covered was reduced in scope would be valid the restrictions shall be deemed to apply with such modifications as may be necessary to make them valid and effective. Any such modification shall not affect the validity of any other restriction contained in this Agreement.

13.3	The period of restriction stated in clause 13.1.1 13.1.2 and 13.1.3 shall be reduced by the length of time, if any, that the Executive is suspended from his duties pursuant to clause 3.3.

14.	TERMINATION ON THE HAPPENING OF CERTAIN EVENTS

14.1	Without prejudice to any remedy Barclays may have against the Executive for breach or non-performance of any of the provisions of this Agreement, Barclays may (without thereby incurring any obligation to pay compensation (including, but without limitation, any payment in lieu of notice) save in relation to payments accrued and owing at the date of termination) immediately determine the Executive’s employment by notice in writing to the Executive if he shall:

14.1.1	become bankrupt (or equivalent in any other jurisdiction) or become the subject of an interim order under the Insolvency Act 1986 or make any arrangements or composition with his creditors; or

14.1.2	be convicted of any criminal offence (other than a road traffic offence not involving a custodial sentence or an offence which, in the reasonable opinion of Barclays, does not affect the Executive’s position as an employee of Barclays, bearing in mind the nature of his duties and the capacity in which he is employed); or

14.1.3	commit any act of dishonesty whether relating to any member of the Barclays Group, other employees or otherwise; or

14.1.4	be guilty of any serious misconduct or any conduct calculated or tending to bring any member of the Barclays Group or himself into disrepute or be guilty of any material breach or material non-observance of any of the provisions of this Agreement or be guilty of any serious negligence in carrying out his duties properly assigned to him under this Agreement; or

14.1.5	cease to hold or fail to obtain any regulatory approvals or consents which are required for the effective discharge by the Executive of any duties assigned to him save where such cessation or failure is as a result of a default by any member of the Barclays Group.

14.2	Barclays reserves the option in its absolute discretion to terminate the Executive’s employment by giving him notice and (subject to Barclays right to place the Executive on garden leave for a period not exceeding 6 months under clause 3.3) pay him his basic salary and bonus (as defined in clause 14.3 below) subject to deductions for income tax and national insurance contributions (as appropriate) in equal instalments at such time(s) as he would have received such payment(s) of basic salary had he been required to work for the whole or remainder of such notice period. The amount of such payment(s) (including the amount in respect of bonus) shall be pro rated for the applicable period of the notice period. Benefits will be credited to the Executive in the pension scheme referred to in Clause 7 as if the Executive had remained in service for the applicable period of the notice period. The Executive acknowledges and accepts his obligation to mitigate his loss by seeking comparable new employment. If the Executive commences alternative employment or his services are employed during the period in which payments are due or pension scheme benefits are to be credited, Barclays reserves the right to cease further payment or further crediting of pension scheme benefits.

14.3	For the purposes of clause 14.2 “bonus” will be calculated as:

(a)	the average of the value of the annual bonuses which the Executive has received in respect of the three completed financial years preceding termination of his employment under clause 14.2 (subject to this average being capped at 100% of the basic salary prevailing at the time

Barclays exercises the option described in clause 14.2) or, if greater, 50% of his current basic salary; and

(b)	an annual bonus under clause 5.2 pro rated for the period of the financial year until Barclays exercises its discretion to give notice under clause 14.2, in which case, clause 5.2.2 shall cease to apply. Payment of such annual bonus will be paid in a lump sum no later than 31 March following the end of the relevant financial year.

15.	RETURN OF BARCLAYS DOCUMENTS

15.1	Upon the termination of his employment for whatever reason, the Executive shall deliver up to Barclays all vehicles, keys, credit cards, correspondence, documents, specifications, reports, papers and records (including any computer material such as discs or tapes) and any other property of any kind relating to the business of or belonging to any member of the Barclays Group which may be in his possession or under his control. The Executive shall also deliver up all copies of such documents, which he has in his possession or under his control.

15.2	Following the termination of his employment for whatever reason, the Executive shall not at any time represent himself as still being connected with any member of the Barclays Group.

16.	STAFF HANDBOOK

16.1	The employment of the Executive shall also be governed by the terms and conditions applicable to Barclays staff contained in the Barclays Staff Handbook ‘You & Barclays’ (as may be amended from time to time) except where these are inconsistent with, or specifically dealt with by, the provisions of this Agreement, in which case the provisions of this Agreement shall apply.

17.	STATUTORY REQUIREMENTS

17.1	The following particulars are given in compliance with the requirements of Section 1 of the Employment Rights Act 1996.

17.1.1	The employment of the Executive by Barclays began on 1 September 1997. No employment with a previous employer will count as part of his continuous employment with Barclays.

17.1.2	The Executive agrees that the maximum weekly working time as set out in Regulation 4 of the Working Time Regulations 1998 shall not apply in relation to his employment. This condition shall apply indefinitely subject to the Executive’s right to withdraw his agreement to the exclusion of the maximum weekly working time on providing three months’ written notice.

17.1.3	Barclays has a disciplinary and grievance procedure, details of which are in the staff manual. Barclays’ disciplinary procedure is not incorporated by reference in this Agreement and therefore does not form part of the Executive’s contract of employment. If the Executive has a grievance in relation to his employment or is dissatisfied with a disciplinary decision against him he may apply in writing to the Group Chairman whose decision will be final.

17.1.4	While the Executive’s initial place of work will be London, he will work at and/or travel to such places (inside and outside the United Kingdom) as Barclays may require from time to time. If the Executive is required to work outside the UK for a period in excess of one month, the additional terms which will apply will be notified to him.

17.1.5	There are no collective agreements with any trade unions which directly affect the terms and conditions of the Executive’s employment.

18	NOTICES

18.1	Any notice to be given under this Agreement shall be in writing. Notice to the Executive shall be sufficiently given by being delivered personally to him or by being sent by first class post addressed to him at the address stated in this Agreement or the last place of residence in the UK notified to Barclays by the Executive. Notice to Barclays shall be sufficiently given by being delivered to the Group Secretary or by being sent by first class post to the registered office of Barclays addressed for the attention of the Group Secretary. Any notice if posted shall be deemed served upon the third day following that on which it was posted.

19	APPLICABLE LAW

19.1	English law shall apply to this Agreement and the parties submit to the jurisdiction of the English courts.

20	MISCELLANEOUS

20.1	This Agreement, together with any documents referred to in it, sets out the whole agreement between the parties relating to and cancels all previous agreements, representations and arrangements in connection with the Executive’s employment by Barclays.

20.2	No omission to exercise or delay in exercising any right, power or remedy provided to Barclays by law or under this Agreement will be a waiver of it.

20.3	Termination of this Agreement shall not affect any provisions which are intended to operate after termination.

20.4	For the purposes of the Employment Rights Act 1996 or otherwise, the Executive hereby consents to the deduction of any sums owing by him to Barclays at any time from his salary or any other payment due from Barclays to the Executive and the Executive hereby also agrees to make a payment to

Barclays of any sums owed by him to Barclays upon demand by Barclays at any time.

20.5	During the Executive’s employment, he must comply with Barclays policies and procedures relating to the Data Protection Act 1998. This means that the Executive consents to Barclays processing any data relating to him where it is necessary or reasonably required for the conduct of Barclays business. This may include personal data as well as documentation relating to the Executive’s absence from work through sickness or injury. Further details of the type of data that is covered by this provision can be found in the Barclays Staff Handbook.

IN WITNESS the hands of the parties hereto

( SIGNED BY a duly ( authorised signatory for ( and on behalf of Barclays
SIGNED BY The Executive	) ) )